UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Forty Seven, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34983P 104

(CUSIP Number)

Robert Yin
Sutter Hill Ventures
755 Page Mill Rd., Suite #A-200
Palo Alto, CA 94304
650-493-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34983P 104
1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,906,372*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,906,372*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,906,372

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) PN

* See Note 1 on Appendix 1.

2

CUSIP No. 34983P 104
1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 395,047*

	8.	Shared Voting Power 2,906,372**

	9.	Sole Dispositive Power 395,047*

	10.	Shared Dispositive Power 2,906,372**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,301,419

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.0%

14.	Type of Reporting Person (See Instructions) IN

* See Note 2 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix 1.

3

CUSIP No. 34983P 104
1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 159,937*

	8.	Shared Voting Power 2,906,372**

	9.	Sole Dispositive Power 159,937*

	10.	Shared Dispositive Power 2,906,372**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,066,309

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.2%

14.	Type of Reporting Person (See Instructions) IN

* See Note 3 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix 1.

4

CUSIP No. 34983P 104
1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 221,441*

	8.	Shared Voting Power 2,906,372**

	9.	Sole Dispositive Power 221,441*

	10.	Shared Dispositive Power 2,906,372**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,127,813

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.4%

14.	Type of Reporting Person (See Instructions) IN

* See Note 4 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix 1.

5

CUSIP No. 34983P 104
1.	Names of Reporting Persons Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 123,927*

	8.	Shared Voting Power 2,906,372**

	9.	Sole Dispositive Power 123,927*

	10.	Shared Dispositive Power 2,906,372**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,030,299

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) IN

* See Note 5 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix 1.

6

CUSIP No. 34983P 104
1.	Names of Reporting Persons Stefan A. Dyckerhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization German citizen (U.S. permanent resident)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,305*

	8.	Shared Voting Power 2,906,372**

	9.	Sole Dispositive Power 41,305*

	10.	Shared Dispositive Power 2,906,372**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,947,677

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) IN

* See Note 6 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix 1.

7

CUSIP No. 34983P 104
1.	Names of Reporting Persons Samuel J. Pullara III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 44,409*

	8.	Shared Voting Power 2,906,372**

	9.	Sole Dispositive Power 44,409*

	10.	Shared Dispositive Power 2,906,372**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,950,781

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) IN

* See Note 7 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix 1.

8

Item 1.	Security and Issuer

The class of equity to which this Schedule 13D (this “Schedule”) relates is the Common Stock, $0.0001 par value per share (the “Common Stock”) of Forty Seven, Inc., a Delaware corporation (the “Issuer”), which has its principal place of business at 1490 O’Brien Drive, Suite A, Menlo Park, California 94025.

Item 2.	Identity and Background

(a)	This Schedule is filed by Sutter Hill Ventures, A California Limited Partnership (“Sutter Hill”), Tench Coxe, James N. White, Jeffrey W. Bird, Michael L. Speiser, Stefan A. Dyckerhoff and Samuel J. Pullara III (collectively, the “Reporting Persons”).

(b)	The business address for each of the Reporting Persons is 755 Page Mill Rd., Suite #A-200, Palo Alto, CA 94304.

(c)	Sutter Hill’s principal business is venture capital investing. Each of the other Reporting Persons’ present principal occupation or employment is serving as a managing director and member of the management committee of the general partner of Sutter Hill, a venture capital fund. The principal business address of the organization in which such employment is conducted is 755 Page Mill Rd., Suite #A-200, Palo Alto, CA 94304.

(d)	and (e) None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Sutter Hill is a California limited partnership. Each of the other Reporting Persons is a U.S. citizen, with the exception of Mr. Dyckerhoff who is a German citizen and permanent U.S. resident.

Item 3.	Source and Amount of Funds or Other Consideration

On July 2, 2018, the Reporting Persons purchased an aggregate of 174,435 shares of Common Stock in the Issuer’s initial public offering (the “IPO”) at a purchase price of $16.00 per share. The aggregate purchase price of the shares purchased by the Reporting Persons in the IPO was $2.8 million. The source of funds used by Sutter Hill to acquire such securities was contributions from its partners. The source of funds used by the other Reporting Persons to acquire such securities was their personal finances. The Shares purchased on July 2, 2018, by each Reporting Person, are set forth below:

Reporting Person	Shares of Common Stock Purchased
Sutter Hill	134,735
Tench Coxe	18,314
James N. White	7,415
Jeffrey W. Bird	4,252
Michael L. Speiser	5,745
Stefan A. Dyckerhoff	1,915
Samuel J. Pullara III	2,059

9

Item 4.	Purpose of Transaction

The Common Stock beneficially owned by the Reporting Persons were acquired and are held for investment purposes.

The Reporting Persons may also pursue other alternatives available in order to maximize the value of their respective investments in the Issuer. Such alternatives could include, without limitation: (a) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, or (b) the sale or distribution of all or a portion of the Common Stock now owned or hereafter acquired, by them.

Other than as set forth above in this Item 4, the Reporting Persons have no other existing plan or proposal which relates to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Jeffrey W. Bird has served on the board of directors of the Issuer since June 2015. As a director of the Issuer, Dr. Bird may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) — (b) The responses to Nos. 7 — 13 of the several cover pages of the Schedule are incorporated herein by reference. Additionally, the information included in Appendix 1 hereto is also incorporated herein by reference.

(c) Except as set forth above, none of the Reporting Persons have effected any transactions in the Common Stock in the sixty days prior to the date of the filing of this Schedule 13D.

10

(d) The Reporting Persons know of no other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

The Reporting Persons and certain other stockholders of the Issuer entered into an Amended and Restated Investor Rights Agreement dated October 17, 2017 (the “Investor Rights Agreement”), with the Issuer. Under the Investor Rights Agreement, holders of registrable securities can demand that the Issuer file a registration statement or request that their shares be included on a registration statement that the Issuer is otherwise filing, in either case, registering the resale of their shares of Common Stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration.

Demand Registration Rights

At any time beginning after December 24, 2018, upon the written request of the holders of more than 50% of the Issuer’s registrable securities then outstanding that the Issuer file a registration statement under the Securities Act covering at least 50% of the registrable securities then outstanding, or lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $7.5 million, the Issuer is obligated to register the sale of all registrable securities that the holders may request in writing to be registered. The Issuer is required to effect no more than two registration statements that are declared or ordered effective. The Issuer may postpone the filing of a registration statement for up to 120 days once in a 12-month period if in the good faith judgment of its board of directors such registration would be seriously detrimental to the Issuer.

Piggyback Registration Rights

If the Issuer registers any of its securities for public sale, either for its own account or for the account of other security holders, it will also have to register all registrable securities that the holders of such securities request in writing be registered. This piggyback registration right does not apply to a registration relating to any of the Issuer’s stock plans, stock purchase or similar plan, a transaction under Rule 145 of the Securities Act or a registration related to stock issued upon conversion of debt securities. The Issuer, based on consultation with the underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if the underwriters determine that including all registrable securities will jeopardize the success of the offering.

Form S-3 Registration Rights

The holders of registrable securities can request that the Issuer register all or a portion of their shares on Form S-3 if it is eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is in excess of $1.0 million (net of underwriting discounts and commissions, if any). The issuer is required to effect no more than two Form S-3 registration statements that are declared or ordered effective in any 12-month period. The Issuer may postpone the filing of a registration statement for up to 120 days not more than twice in a 12-month period if in the good faith judgment of its board of directors such registration would be seriously detrimental to the Issuer.

Expenses of Registration

The Issuer will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights described above will terminate on the date five years following the closing of the IPO.

11

Lock-Up Agreements

Each of the Reporting Persons, along with all of the Issuer’s directors and officers and the other holders of substantially all of the Issuer’s Common Stock and securities convertible into or exercisable or exchangeable for the Issuer’s Common Stock outstanding immediately upon the closing of the IPO have agreed with Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC on behalf of the underwriters for the IPO that, for a period ending on and including December 24, 2018, subject to certain exceptions, they will not, directly or indirectly, dispose of any of the Issuer’s Common Stock or securities convertible into or exercisable or exchangeable for Common Stock (but not including the shares of Common Stock purchased in the IPO), except with the prior written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, in their sole discretion, with or without notice, on behalf of the underwriters.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

The foregoing description of the terms of the Investor Rights Agreement and the lock-up agreement is not complete and is qualified in its entirety by reference to the text of the Investor Rights Agreement and form of lock-up agreement, which are filed herewith as Exhibits A and B, respectively, and incorporated herein by reference.

Other than as described in this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power of the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

A. Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-225390), filed June 22, 2018).

B. Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-225390), filed June 1, 2018).

12

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2018	SUTTER HILL VENTURES, A CALIFORNIA LIMITED PARTNERSHIP
Date

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird, Managing Director of the General Partner*

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe*

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James N. White*

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird*

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser*

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Stefan A. Dyckerhoff**

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Samuel J. Pullara III**

* Power of attorney incorporated by reference to Schedule 13D (File No. 5-86365), filed on August 2, 2012.

** Power of attorney incorporated by reference to Schedule 13D (File No. 5-58863), filed on December 6, 2013.

13

APPENDIX I TO SCHEDULE 13D – FORTY SEVEN, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Reporting Person	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	2,906,372				9.7%

Tench Coxe	395,047	Note 2			1.3%
			3,301,419	Note 1	11%

James N. White	159,937	Note 3			0.5%
			3,066,309	Note 1	10.2%

Jeffrey W. Bird	221,441	Note 4			0.7%
			3,127,813	Note 1	10.4%

Michael L. Speiser	123,927	Note 5			0.4%
			3,030,299	Note 1	10.1%

Stefan A. Dyckerhoff	41,305	Note 6			0.1%
			2,947,677	Note 1	9.8%

Samuel J. Pullara III	44,409	Note 7			0.1%
			2,950,781	Note 1	9.8%

Note 1: Includes individual shares plus all shares held by Sutter Hill Ventures, a California Limited Partnership in which the reporting person is a managing director and member of the management committee of the general partner.

Note 2: Includes 126,050 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 84,349 shares held by Rooster Partners, L.P. of which the reporting person is a trustee of a trust which is the general partner and 184,648 shares held by a retirement trust for the benefit of the reporting person.

Note 3: Includes 37,841 shares held in The White Revocable Trust of which the reporting person is a trustee, 112,419 shares held by RoseTime Partners, L.P. of which the reporting person is a trustee of a trust which is the general partner, 5,161 shares held by Sierra Trust of which the reporting person is the trustee and 4,516 shares held in a Roth IRA account for the benefit of the reporting person.

Note 4: Includes 4,919 shares held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee, 215,375 shares held by NestEgg Holdings, LP of which the reporting person is a trustee of a trust which is the general partner and 1,147 shares issuable upon exercise of a stock option within sixty days from the date of this Schedule 13D.

Note 5: Includes 70,340 shares held in the Speiser Trust Agreement of which the reporting person is a trustee and 53,587 shares held in Chatter Peak Partners, L.P. of which the reporting person is a trustee of a trust which is the general partner

Note 6: Includes 41,305 shares held in the Dyckerhoff 2001 Revocable Trust of which the reporting person is a trustee.

Note 7: Includes 41,829 shares held in The Pullara Revocable Trust of which the reporting person is a trustee and 2,580 shares held by a retirement trust for the benefit of the reporting person.

14